UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission File Number: 1-1927

GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD.

EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

(Full title of the Plan)

THE GOODYEAR TIRE & RUBBER COMPANY

(Name of Issuer of the Securities)

200 Innovation Way

Akron, Ohio 44316-0001

(Address of Issuer’s Principal Executive Office)

GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD.

EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

ITEM 1.	Not applicable.

ITEM 2.	Not applicable.

ITEM 3.	Not applicable.

ITEM 4.	FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2012 and 2011 and for the fiscal year ended December 31, 2012, together with the report of Bober, Markey, Fedorovich & Company, independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

EXHIBITS.

EXHIBIT 23.1.	Consent of Bober, Markey, Fedorovich & Company, independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD.

Plan Administrator of the GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD. EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

June 4, 2013

/s/ Mai Yee
Mai Yee, Assistant Treasurer

ANNEX A TO FORM 11-K

GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD.

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

* * * * *

FINANCIAL STATEMENTS AND

SUPPLEMENTAL INFORMATION

December 31, 2012 and 2011

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

Note: Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator

of the Goodyear Dunlop Tires North America, Ltd.

Employee Savings Plan for Salaried Employees

Buffalo, New York

We have audited the accompanying statements of net assets available for benefits of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Goodyear Dunlop Tires North America, Ltd. Savings Plan for Salaried Employees as of December 31, 2012 and 2011 and the changes in its net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY

Akron, Ohio

May 28, 2013

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

(Dollars in Thousands)
	2012	2011
Plan’s Interest in Commingled Trust, at Fair Value	$35,316	$30,039
Notes Receivable from Participants	551	589
Contribution Receivable — Employer	75	59
Contribution Receivable — Employee	52	49

Net Assets Available for Benefits, at Fair Value	35,994	30,736

Adjustment from Fair Value to Contract Value for Stable Value Investment	(252)	(194)

Net Assets Available for Benefits	$35,742	$30,542

The accompanying notes are an integral part of these financial statements.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2012

(Dollars in Thousands)

Contributions:
Employer	$1,684
Employee	1,693

Total Contributions	3,377

Deductions:
Benefits Paid to Participants or Their Beneficiaries	1,855

Total Deductions	1,855

Interest from Notes Receivable from Participants	23

Net Investment Gain from Plan’s Interest in Commingled Trust	3,655

Net Increase in Net Assets Available for Benefits During the Year	5,200

Net Assets Available for Benefits at Beginning of Year	30,542

Net Assets Available for Benefits at End of Year	$35,742

The accompanying notes are an integral part of these financial statements.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Salaried Employees (the “Plan”) are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the “Trustee”) Trust Agreement.

Plan Year

The Plan Year is a calendar year.

Trust Assets

The two defined contribution savings plans sponsored by Goodyear Dunlop Tires North America, Ltd. (the “Company”) at December 31, 2012 and 2011 maintain their assets in a master trust entitled Goodyear Dunlop Tires North America, Ltd. Retirement Savings Plan Trust (the “Commingled Trust”) administered by the Trustee. The Plan’s undivided interest in the Commingled Trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee.

Recordkeeper

J. P. Morgan Retirement Plan Services, LLC is the recordkeeper of the Plan.

Investment Valuation and Income Recognition

The investments of the Plan are reported at fair value. The fair value of the Plan’s interest in the Commingled Trust is based on the beginning of the year value in the trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. The fair value of investments held by the Commingled Trust is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (See Note 7). Investment income (loss) and administrative expenses relating to the Commingled Trust are allocated on a daily basis to the Plan based on the Plan’s value in each applicable fund within the Commingled Trust.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Commingled Trust’s gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts held in the Stable Value Fund of the Commingled Trust as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Notes Receivable from Participants

The Plan allows notes from participants in accordance with the Plan document. These notes are reported at the unpaid principal balance plus accrued interest. Notes are deemed distributions by the Plan when they are determined to be in default.

Concentration of Credit Risk

The Stable Value Fund of the Commingled Trust invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that are intended to maintain safety and liquidity (See Note 8).

The Goodyear Stock Fund invests solely (except for cash investments generally ranging from 3-4% of the Goodyear Stock Fund for liquidity needs) in the common stock of The Goodyear Tire & Rubber Company (“Goodyear”). Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Reclassification

For comparability, certain amounts in the 2011 financial statements have been reclassified to conform to the 2012 financial statement presentation.

Subsequent Events

The Plan has evaluated subsequent events through the date of issuance of the financial statements. There were no subsequent events which required recognition or disclosure in the financial statements.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 2 – GENERAL DESCRIPTION AND OPERATION OF THE PLAN

General

The Plan is a defined contribution plan covering salaried employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On August 1, 1998, the Dunlop Tire Corporation Stock Bonus Plan (“Stock Bonus Plan”) was merged and all assets were transferred into the Plan. The terms and provisions of the merged plan shall constitute the terms and provisions of each of the respective merging plans; accordingly, participants covered by the terms and provisions of the Stock Bonus Plan immediately prior to the merger shall continue to be covered by the same terms and provisions as part of the merged plans.

Eligibility

All salaried employees, including officers, of the Company are eligible to participate in the Plan as of the first enrollment date after completing ninety days of continuous service with the Company. Newly eligible employees are automatically enrolled at 4% of compensation for the employee deferral, and commencing on the first day of May following their first full calendar year of participation, annual 1% incremental increases up to 6% of compensation unless the employee elects otherwise.

Vesting

Employee contributions are fully vested. Company contributions vest after the participant has completed two years of continuous service with the Company.

Contributions

Eligible employees may elect to contribute from 1% to 50% of earnings, including wages, certain bonuses, commissions, overtime and vacation pay into the Plan, subject to certain limitations under the Internal Revenue Code. In addition, the Plan permits catch-up contributions by participants who have attained age 50 by December 31 of each year.

All participants are entitled to elect employee contributions to be on a pre-tax or post-tax basis, or as a Roth 401(k) contribution, subject to certain limitations under the Internal Revenue Code.

Participating employees may elect to have their contributions invested in any of the funds available for employees at the time of their contributions. The Company calculates and deducts employee contributions from gross earnings each pay period based at the percent elected by the employee. Employees may change their contribution percent at any time. The change will become effective as soon as administratively possible after it is submitted. Employees may suspend their contributions at any time.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

The Plan has been established under Section 401 of the Internal Revenue Code. Therefore, employee (except for Roth 401(k) and post-tax contributions) and employer contributions to the Plan are not subject to Federal income withholding tax, but are taxable when withdrawn from the Plan.

The Plan provides a Company retirement contribution equal to 3% of compensation and a Company matching contribution equal to 50% of the first 4% of compensation that the employee contributes to the Plan. Associates hired before April 1, 2007 are eligible for additional age-based employer contributions of up to 6% of compensation. The employee can elect to invest Company contributions in any of the investment options available for employee contributions. Participants may not elect to contribute more than 10% of future Company retirement contributions to the Goodyear Stock Fund.

Participants may transfer amounts attributable to employee or employer contributions from one fund to the other on a daily basis subject to compliance with applicable trading policies of the Company and Plan. Participants may not hold more than 10% of the account balance related to Company retirement contributions immediately after a transfer of funds into an investment in the Goodyear Stock Fund.

Participant Accounts

A variety of funds have been established for each participant in the Plan. All accounts are valued by the Trustee at the close of business following each business day.

Interest and dividends (in funds other than the Goodyear Stock Fund) are automatically reinvested in each participant’s respective accounts and reflected in the unit value of the fund which affects the value of the participants’ accounts.

Under the Employee Stock Ownership Plan (“ESOP”), participants may elect to receive cash dividends on the Goodyear stock held in their employer match account. Such election results in a distribution to the participant. For the year ended December 31, 2012 there were no dividends paid on the Goodyear stock held.

Plan Withdrawals and Distributions

Participants may take in-service distributions of vested amounts from their accounts if they:

•	Attain the age of 59 1/2, or

•	Qualify for a financial hardship.

The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship. Contributions to the Plan are suspended for 6 months subsequent to a financial hardship withdrawal.

Participant vested amounts can remain in the plan or are eligible to be paid upon retirement, death or other termination of employment.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

All withdrawals and distributions are valued as of the end of the day they are processed, and may be subject to income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce Plan expenses and future contributions by the Company. As of December 31, 2012 and 2011, the Plan had forfeiture credits of $8,682 and $8,961, respectively.

Notes Receivable from Participants

Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any notes during the preceding twelve month period, or 50% of the participant’s vested account balance. Participants may have up to two notes outstanding at any time. The interest rate charged is a fixed rate established at the time of the note application based on prime plus one percent (4.25% at December 31, 2012 and 2011).

Note repayments, with interest, are made through payroll deductions. If a note is not repaid when due, the outstanding balance is treated as a taxable distribution from the Plan.

Rollovers

Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the Internal Revenue Code into the Plan by a direct transfer from such other plan.

Expenses

Expenses of administering the Plan were paid partly by the Company and partly by the Commingled Trust. The payment of Trustee’s fees and brokerage commissions associated with the Goodyear Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds and independent fiduciary of the Goodyear Stock Fund are paid from such funds which reduce the investment return reported and credited to participant accounts. Recordkeeping fees are paid from funds in which a participant invests.

The J. P. Morgan Personal Asset Manager Program is available to all participants. This program provides personalized portfolio management for participants who wish to delegate their investment decisions about fund choices within the Plan to a professional manager. Participation in the program is paid solely by those participants electing to enroll. The expense reduces the investment return reported and credited to participant accounts.

Termination Provisions

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants’ accounts would then be fully vested with respect to Company contributions.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 3 – RELATED PARTY TRANSACTIONS

An affiliate of the Trustee serves as the fund manager of the S&P 500 Index Stock Equity Fund.

J. P. Morgan Investment Management, Inc., an affiliate of the recordkeeper, serves as the fund manager of the Large Capitalization Value Fund and the International Equity Fund.

The Goodyear Stock Fund is designed for investment in common stock of Goodyear, except for short-term investments needed for Plan operations. During 2012, the price per share of Goodyear common stock on The New York Stock Exchange and The NASDAQ Stock Market composite transactions ranged from $9.24 to $15.80. The closing price per share of Goodyear common stock on The NASDAQ Stock Market was $13.81 at December 31, 2012 ($14.17 at December 31, 2011). The common stock of Goodyear and a Short-Term Investments Fund are the current investments of this fund. The portion of this fund related to employer contributions is designated as an ESOP.

NOTE 4 – TAX STATUS OF PLAN

The IRS has determined and informed the Company by a letter dated October 30, 2008 that the Plan is qualified and the trust established for the Plan is exempt from Federal Income Tax under the appropriate Sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan submitted a new request for a determination letter on January 29, 2013.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 5 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to the Form 5500:

(Dollars in Thousands)
	2012	2011

Net Assets Available for Benefits per the Financial Statements	$35,742	$30,542
Amount for Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	252	194

Net Assets Available for Benefits per the Form 5500	$35,994	$30,736

The following is a reconciliation of net gain from the Plan’s investment in the Commingled Trust per the financial statements for the year ended December 31, 2012 to the Form 5500:

(Dollars in Thousands)

Net Investment Gain from Plan’s Interest in Commingled Trust per the Financial Statements	$3,655
Impact of Reflecting Fully Benefit-Responsive Investment Contracts at Fair Value	58

Net Investment Gain from Plan’s Interest in Commingled Trust per the Form 5500	$3,713

Fully benefit-responsive investment contracts are recorded at fair value on the Form 5500.

NOTE 6 – FINANCIAL DATA OF THE COMMINGLED TRUST

All of the Plan’s investments are in the Commingled Trust, which was established for the investment of assets of the Plan. Each participating plan has an undivided interest in the Commingled Trust. At December 31, 2012 and 2011, the Plan’s interest in the net assets of the Commingled Trust was approximately 39% and 38%, respectively.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

The Statements of Net Assets Available for Benefits of the Commingled Trust are as follows:

(Dollars in Thousands)
	2012	2011
Investments:
Common Collective Trusts
JP Morgan Value Opportunities Fund	$3,811	$3,676
NTGI-QM Daily S & P 500 Equity Index Fund	16,847	14,683
JPMCB EAFE Plus Fund	8,214	6,834
Key Bank Large Cap Growth Fund	10,597	9,752
Western Asset Core Plus Bond Fund Class 1	5,996	4,221
Vanguard Fiduciary Trust Target Retirement Income Fund	1,238	845
Vanguard Fiduciary Trust Target Retirement 2005 Fund	—	461
Vanguard Fiduciary Trust Target Retirement 2015 Fund	1,304	1,049
Vanguard Fiduciary Trust Target Retirement 2025 Fund	9,113	7,471
Vanguard Fiduciary Trust Target Retirement 2035 Fund	2,419	1,669
Vanguard Fiduciary Trust Target Retirement 2045 Fund	2,259	1,664
Invesco Stable Value Trust (see Note 8)	19,704	18,805
Short Term Investment Fund	107	169

Mutual Funds
Eagle Small Capitalization Growth Fund	2,168	1,695
RS Partners Small Capitalization Value Fund	1,221	1,172

Charles Schwab Self Directed Account — Mutual Funds	2,945	3,508
Common Stock of The Goodyear Tire & Rubber Company	2,474	2,315

Total Investments	90,417	79,989

Receivables:
Accrued Interest and Dividends	29	33

Total Assets Available for Benefits	90,446	80,022

Liabilities:
Other	(39)	—
Administrative Expenses Payable	(71)	(113)

Total Liabilities	(110)	(113)

Net Assets Available for Benefits, at fair value	$90,336	$79,909

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Net investment gain for the Commingled Trust is as follows:

(Dollars in Thousands)	Year Ended December 31, 2012
Net Depreciation in Fair Value of Investments:
Common Collective Trusts	$8,031
Mutual Funds	475
Common Stock	19
Self Directed Funds — Mutual Funds	372

8,897

Interest and Dividends	401

Investment Gain from Plan’s Interest in Master Trust	9,298
Administrative Expenses	(259)

Net Investment Gain	$9,039

NOTE 7 – FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date:

•	Level 1 – Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Valuation methodologies used for assets and liabilities measured at fair value are as follows:

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Commingled Trust at year end, as determined by the closing price reported on the active market on which the individual securities are traded.

Common collective trusts: Valued at the NAV of units held by the Commingled Trust at year end, as determined by a pricing vendor or the fund family. Common collective trust funds are invested to earn returns that match or exceed U.S. international equity indexes. The Stable Value Fund is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see Note 8). The Stable Value Fund is invested to preserve principal and provide reasonable interest income, while maintaining required liquidity. The NAV, as provided by the trustee of each common collective trust fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by each fund less its liabilities. This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of any common collective trust, each investment advisor reserves the right to temporarily delay withdrawal to ensure that securities liquidation will be carried out in an orderly business manner. The common collective trust funds had a fair value of approximately $81,609,000 and $71,299,000 as of December 31, 2012 and 2011, respectively, with no unfunded commitments, daily pricing frequency, and full redemption notice periods that extend no greater than 30 days.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

The following table sets forth by level, within the fair value hierarchy, the Commingled Trust’s assets at fair value as of December 31, 2012 and 2011:

(Dollars in Thousands)	December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds	$6,334	$—	$—	$6,334
Common stock	2,474	—	—	2,474
Common collective trusts	—	81,609	—	81,609

Total assets at fair value	$8,808	$81,609	$—	$90,417

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds	$6,375	$—	$—	$6,375
Common stock	2,315	—	—	2,315
Common collective trusts	—	71,299	—	71,299

Total assets at fair value	$8,690	$71,299	$—	$79,989

NOTE 8 – INVESTMENT CONTRACTS

The Commingled Trust invests in the Invesco Stable Value Trust (“Stable Value Fund”) which is a collective trust that has entered into benefit-responsive guaranteed investment contracts and wrapper contracts with various financial institutions. The financial institutions maintain the contributions in investment contracts. The contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As described in Note 1, because the guaranteed investment contracts held by the Stable Value Fund are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Commingled Trust by the manager of the Stable Value Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers.

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

The Stable Value Fund has purchased wrapper contracts from the insurance companies. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for underlying investments). The issuers of the wrapper contracts provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

Certain events limit the ability of the Stable Value Fund to transact at contract value with the issuer. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Commingled Trust elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The events, described above that could result in the payment of benefits at market value rather than contract value, are not probable of occurring in the foreseeable future.

The wrapper contracts do not permit the issuers to terminate the contracts unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or material and adverse changes occur to the provisions of the Plan.

Year Ended December 31, 2012
Average Yields:
Based on actual earnings	0.9%
Based on interest rate credited to participants	1.8%

GOODYEAR DUNLOP TIRES NORTH AMERICA, Ltd.

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

Employer Identification Number: 34-1899137, Plan Number: 009

(a)	(b)	(c)	(d)	(e)
Description of investment
	Identity of issue, borrower	including maturity date, rate of interest,
	lessor or similar party	collateral par, or maturity value	Cost	Current Value

*	Notes Receivable from Participants	4.25% — 8.75%	$—	$550,956

Note: This schedule excludes the Plan’s interest in the Commingled Trust, which is not required to be reported on the schedule pursuant to the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA).

*	Represents a party-in-interest to the Plan, as defined by ERISA.